RF INDUSTRIES, LTD.	For Immediate Release

RF Connector & Cable Assembly / RF Wireless

Investor Contact: Neil Berkman Associates (310) 826 - 5051 info@berkmanassociates.com	Company Contact: Howard Hill, President (858) 549-6340 rfi@rfindustries.com

RF Industries' Fourth Quarter Sales Increase 17% to a Quarterly Record $4,693,000; Operating Income Increases 22%

Fiscal 2008 Sales Increase 19% to a Record $17,695,000,
Net Income Up 37% to $1,559,000, or $0.42 Per Diluted Share

SAN DIEGO, CA -- January 29, 2009 -- RF INDUSTRIES, LTD., (NASDAQ:RFIL) today announced results for the fourth quarter and fiscal year ended October 31, 2008.

Fourth Quarter Results
For the quarter ended October 31, 2008, sales increased 17% to a quarterly record $4,693,000 compared to $4,005,000 in the fourth quarter last year.  Operating income increased 22% to $784,000 compared to operating income of $645,000 in the same quarter last year.  A higher tax rate of 48% for the quarter, compared to 32% in the fourth quarter last year, resulted in net income of $446,000, or $0.12 per diluted share, compared to net income of $490,000, or $0.13 per share in the same quarter last year.
"Record fourth quarter sales and operating income reflect sales gains and improved margins at RF Connector and Cable Assembly and at Bioconnect and Aviel, where sales gains of 166% and 20%, respectively, increased efficiency and profitability.  RF Wireless segment sales increased 82% for the quarter, reflecting higher sales from Radio Mobile, a division that we acquired in the fourth quarter of fiscal 2007" said Howard Hill, .RFI's President and CEO.

Fiscal 2008 Results
For the fiscal year ended October 31, 2008, sales increased 19% to a record $17,695,000, compared to $14,853,000 in fiscal 2007.  Net income increased 37% to $1,559,000, or $0.42 per diluted share, compared to $1,135,000, or $0.30 per diluted share, for fiscal 2007.
Non-GAAP net income for fiscal 2008, excluding non-cash stock based compensation expense, was $1,982,000, or $0.53 per diluted share, compared to $1,637,000, or $0.44 per diluted share in fiscal 2007.
"A 38% gain in sales at Aviel helped boost RF Connector and Cable Assembly segment sales by 9%.  The improved profitability at these two businesses led to a 55% increase in this segment's fiscal 2008 operating income.  Also contributing to higher profitability was an 83% sales gain at Bioconnect, which resulted in a 130% increase in Bioconnect's operating income.  This combination of higher sales and improved profitability raised RFI's overall fiscal 2008 gross margin to 50% of sales, compared to 47% of sales in fiscal 2007," said Hill
Hill noted that the 85% increase in fiscal 2008 RF Wireless segment sales reflected the addition of Radio Mobile, which was acquired in the fourth quarter of fiscal 2007.

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7610 Miramar Road, San Diego, CA  92126-4202  ●  (858) 549-6340  ●  (800) 233-1728  ●  FAX (858) 549-6345
E-mail: rfi@rfindustries.com  ●  Internet: www.rfindustries.com

RF Industries' Fourth Quarter Sales Increase 17% to a Quarterly Record of $4,693,000
January 29, 2009
Page Two

"Engineering expenses were $1,051,000 in fiscal 2008, an increase of 84% compared to $571,000 for fiscal 2007.  Although the increase represented a significant charge to fiscal 2008 earnings, we believe these hardware and software development expenses for two new wireless transceivers are necessary to the future growth of our RF Wireless businesses.  This Spring, the Neulink 900S, a high-speed, wireless modem operating in the unlicensed 900MHz range, and the IQ Liberator, a software-defined wireless transceiver for mobile applications, will be distributed and marketed at competitive prices into established wireless data and mobile markets.  We are very excited about the growth potential of the RF Wireless segment.
"RFI started fiscal 2008 with cash, cash equivalents and investments together totaling $7,933,000.  After applying about $1,000,000 of cash for increasing inventory, purchasing over $400,000 of equipment to increase efficiency at Aviel and Bioconnect, making cash dividend distributions of $394,000 and spending $533,000 to repurchase our common stock, we still ended fiscal 2008 with total cash, cash equivalents and investments nearly unchanged at $7,925,000.  By the end of fiscal 2008, RFI's working capital improved $1,101,000 to $15,382,000, or $4.77 per share, the current ratio was 13 to 1, we had no long-term debt and stockholders' equity was $16,122,000, or $5.00 per share" said Hill.

About RF Industries
The RF Connectors and Cable Assembly segment designs and distributes radio frequency (RF) coaxial connectors and cable assemblies used for Wi-Fi, PCS, radio, test instruments, computer networks and antenna devices.  This business segment includes Aviel Electronics, which provides custom microwave and RF Connector solutions to aerospace, OEM and Government agencies and Worswick, which provides coaxial connectors and cable assemblies primarily to retail and local multi-media and communications systems customers.  Bioconnect, constituting the Medical Cabling and Interconnector division, designs, manufactures and distributes specialized electrical cabling and interconnect products to the medical monitoring market.  The RF Wireless segment includes Neulink, which designs and markets wireless digital data transmission products for industrial monitoring, wide area networks, GPS tracking and locations systems and RadioMobile, an OEM provider of end-to-end mobile wireless network solutions for public safety, emergency medical, transportation and industrial customers.

Use of Non-GAAP Financial Measures
RF Industries reports all financial information required in accordance with generally accepted accounting principles (GAAP). To supplement the RF Industries unaudited net income and earnings per share information that is presented in accordance with GAAP, RF Industries has presented non-GAAP net income and earnings per share information by excluding the GAAP non-cash option related expenses.  The presentation of this non-GAAP financial information is not intended to be considered in isolation from, as a substitute for, or superior to, the net income or earnings per share information presented in the financial statements.  RF Industries believes that this non-GAAP financial information, when taken together with the corresponding GAAP financial information, provides meaningful supplemental information regarding the performance of RF Industries by excluding certain items that may not be indicative of the company's business, operating results or future outlook.

Safe Harbor Statements under the Private Securities Litigation Reform Act of 1995.
The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements with respect to future events, the occurrence of which involve risks and uncertainties, including, without limitation, a decrease in the demand for the Company's products as a result of changes in the telecommunications or wireless products markets, increased competition, the effects of recently completed or future acquisitions of other businesses, and other uncertainties detailed in the Company's Securities and Exchange Commission filings.  All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward- looking statements to reflect events or new information after the date of this release.

(tables attached)
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RF INDUSTRIES, LTD.
CONDENSED STATEMENTS OF INCOME
(in thousands, except per share and share amounts)

	Three Months Ended		Twelve Months Ended
	October 31,		October 31,
	(unaudited)
	2008	2007	2008	2007

Net sales	$4,693	$4,005	$17,695	$14,853
Cost of sales	2,335	1,921	8,790	7,937

Gross profit	2,358	2,084	8,905	6,916

Operating expenses:
Engineering	275	221	1,051	571
Selling and general	1,299	1,218	5,341	4,625

Total Operating expenses	1,574	1,439	6,392	5,196

Operating income	784	645	2,513	1,720

Interest income	80	72	259	359

Income before provision for income taxes	864	717	2,772	2,079

Provision for income taxes	418	227	1,213	944

Net income	$446	$490	$1,559	$1,135

Earnings per share:
Basic	$0.13	$0.15	$0.47	$0.35
Diluted	$0.12	$0.13	$0.42	$0.30

Weighted average shares outstanding
Basic	3,292,629	3,248,058	3,293,820	3,263,695
Diluted	3,700,931	3,693,613	3,715,490	3,755,449

Dividends paid	$99	$65	$394	$196

RF INDUSTRIES, LTD.
NON-GAAP CONDENSED STATEMENTS OF INCOME
(in thousands, except per share and share amounts) (unaudited)

	Three Months Ended		Twelve Months Ended
	October 31,		October 31,
	2008	2007	2008	2007

Net sales	$4,693	$4,005	$17,695	$14,853
Cost of sales	2,308	1,872	8,691	7,721

Gross profit	2,385	2,133	9,004	7,132

Operating expenses:
Engineering	275	221	1,051	571
Selling and general	1,230	1,138	4,941	4,269

Total operating expenses	1,505	1,359	5,992	4,840

Non-GAAP Operating income	880	774	3,012	2,292

Interest income	80	72	259	359

Non-GAAP Income before
provision for income taxes	960	846	3,271	2,651

Provision for income taxes	429	238	1,289	1,014

Non-GAAP Net income	$531	$608	$1,982	$1,637

Non-GAAP Earnings per share
Basic	$0.16	$0.19	$0.60	$0.50
Diluted	$0.14	$0.16	$0.53	$0.44

Weighted average shares outstanding
Basic	3,292,629	3,257,717	3,293,820	3,263,695
Diluted	3,700,931	3,723,349	3,715,490	3,755,449

An itemized reconciliation between net earnings on a GAAP basis and non-GAAP basis:

GAAP Net income	$446	$490	$1,559	$1,135

Stock-based compensation	96	129	500	572

Income tax effect	(11)	(11)	(77)	(70)

Total non-GAAP adjustments to net income	85	118	423	502

Non-GAAP Net Income	$531	$608	$1,982	$1,637

Use of Non-GAAP Financial Information
In addition to the reasons stated above, which are generally applicable to each of the items RF Industries excludes from its non-GAAP financial measures, RF Industries believes it is appropriate to exclude certain item for the following reasons:
Stock-Based Compensation. When evaluating the performance of its consolidated results, RF Industries does not consider stock-based compensation charges. Likewise, the RF Industries management team excludes stock-based compensation expense from its operating plans. In contrast, the RF Industries management team is held accountable for cash-based compensation and such amounts are included in its operating plans. Further, when considering the impact of equity award grants, RF Industries places a greater emphasis on overall stockholder dilution rather than the accounting charges associated with such grants.
RF Industries believes it is useful to provide a non-GAAP financial measure that excludes stock-based compensation in order to better understand the long-term performance of its business. In addition, given its adoption of SFAS 123R, "Share-Based Payment," beginning in its fiscal year 2007, RF Industries believes that a non-GAAP financial measure that excludes stock-based compensation will facilitate the comparison of its year-over-year results.

RF INDUSTRIES, LTD.
CONDENSED BALANCE SHEETS
(in thousands, except per share and share amounts)

	October 31,
	2008	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,061	$3,401
Investments in available-for-sale securities	6,864	4,532
Trade accounts receivable, net	2,071	1,900
Inventories	5,950	4,955
Other current assets	217	241
Deferred tax assets	542	322

TOTAL CURRENT ASSETS	$16,705	$15,351

Property and equipment, net	566	256
Goodwill	347	308
Amortizable intangible assets, net	54	115
Note receivable from stockholder	67	67
Other assets	29	31

TOTAL ASSETS	$17,768	$16,128

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$329	$205
Accrued expenses	761	697
Income taxes payable	233	168

TOTAL CURRENT LIABILITIES	1,323	1,070

Deferred tax liabilities	106	70
Other long-term liabilities	217	47

TOTAL LIABILITIES	1,646	1,187

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Common stock - authorized 10,000,000 shares of $0.01 par
value; 3,226,264 and 3,285,969 shares issued and outstanding	32	33
Additional paid-in capital	6,412	5,700
Retained earnings	9,678	9,208

TOTAL STOCKHOLDERS' EQUITY	16,122	14,941

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$17,768	$16,128